Exhibit (p)1.6

BARON INVESTMENT FUNDS TRUST

BARON SELECT FUNDS

BAMCO, INC.

BARON CAPITAL MANAGEMENT, INC.

BARON CAPITAL, INC.

CODE OF ETHICS

Amended and Restated

October 1, 2019

Introduction

This Code of Ethics (the “Code”) establishes rules of conduct for employees, officers, directors and trustees of Baron Investment Funds Trust and Baron Select Funds, registered investment companies, and their respective series (each, a “Baron Fund” and collectively, the “Baron Funds”), Baron Capital Group, Inc. (“BCG”), and its subsidiaries, Baron Capital, Inc. (“BCI”), the distributor of the Baron Funds, BAMCO, Inc. (“BAMCO”), a registered investment adviser that provides investment advisory services to the Baron Funds and sub-advisory services to unaffiliated registered investment companies, foreign investment companies and other pooled investment vehicles, and Baron Capital Management, Inc. (“BCM”), a registered investment adviser that provides investment advisory services to separately managed accounts, including wrap accounts, offshore funds and a private partnership (BAMCO and BCM, each, an “Adviser” and collectively, the “Advisers” and BCG, BCI, BAMCO and BCM, collectively, “Baron” or the “Firm”). In addition, certain provisions of the Code also apply to Immediate Family Member(s) living in the same household. The restrictions on personal investment transactions may also be applied to temporary personnel (i.e, interns, contractors, or consultants), whose tenure exceeds 90 days and/or who are deemed to have access to nonpublic systems. Capitalized terms not previously defined in the Code may be found in the Glossary of Terms at the end of this document

Statement of General Fiduciary Principles

The following general fiduciary principles will govern Personal Securities Transactions and the interpretation and administration of this Code:

•	The interests of Clients must be placed first at all times;

•

All Personal Securities Transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of an individual’s position of trust and responsibility; and

•	Persons subject to the Code should not take inappropriate advantage of their positions.

This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield persons subject to the Code from liability for Personal Securities Transactions or other conduct that violates a fiduciary duty to Clients.

The Code reinforces the Baron Principles:

•	We are committed to complying with both the letter and spirit of the laws, regulations, and ethical standards that govern our industry;

•	Our actions must never be dictated by self-interest or perceived as such;

•	If we treat our Clients ethically and with respect, and provide them with high quality services, we will be successful;

•	We insist on honesty, integrity, and fair dealing;

•	We maintain high ethical standards in dealing with our Clients, the companies in which we invest on their behalf, our community, our regulators, our competitors, and our co-workers; and

•	Professionalism is critical to our business.

We are proud of our reputation for hard work, the quality of the individuals who work at our Firm, and the quality of the investment research they produce and the asset management services they provide. Our most important assets are our employees and our reputation. Although our business would be adversely affected if we lost either, our reputation would be more difficult to regain. The provisions of the Code are designed to help us safeguard our reputation.

Baron is committed to fostering a culture of compliance and therefore requires employees to contact the Chief Compliance Officer (“CCO”), General Counsel, or President (the ”Designated Persons”) about any actual or suspected compliance matters. The CCO will receive reports on all violations of the Code reported to a Designated Person. Employees have the option of reporting compliance matters on a confidential basis by utilizing the Confidential Compliance Reporting email address, ComplianceReporting@Baronfunds.com. Retaliation against any employee for reporting compliance related issues is prohibited and cause for disciplinary action up to and including termination of employment.

If you have questions about any aspect of the Code, or if you have questions regarding application of the Code to a particular situation, contact one of the Designated Persons.

Prohibited Transactions and Other Restrictions on Personal Trading

Restrictions

Securities Issued by a Publicly Traded Company

•	No Access Person may purchase Securities Issued by a Publicly Traded Company, including securities issued in an Initial Public Offering, options, warrants, and derivatives.

•

An Access Person may sell Securities Issued by a Publicly Traded Company (i.e., those that were purchased prior to joining the Firm or prior to the institution of the Code) subject to the Pre-Clearance and Holding Period provisions below, provided that the Access Person first confirms, by consulting the appropriate Portfolio Managers, that such securities are not Covered Securities being considered for Purchase or Sale and indicates that such confirmation has been obtained in the “Comments” field in Compliance Science, Inc. (“ComplySci”), the Firm’s automated system for administration of the Code.

•	No Access Person may sell Securities Issued by a Publicly Traded Company short.

•

No Research Analyst may recommend the purchase or sale of a Covered Security, to a Portfolio Manager without first disclosing his or her interest, if any, in the Covered Security to the Designated Persons. The disclosure should include the Research Analyst’s Beneficial Ownership, the potential impact that the recommended purchase or sale of a Covered Security may have on that Beneficial Ownership, and any other information that would be relevant in assessing whether such recommendation creates a conflict of interest.

•	These restrictions do not apply to Independent Trustees or Independent Directors, except as set forth below.

Blackout Periods

A pre-clearance request will be denied if there has been a transaction by a Client of Baron within (15) calendar days. If a Client purchases a Covered Security within seven (7) calendar days after an Access Person purchases that security, or if a Client sells a Covered Security within seven (7) calendar days after an Access Person sells that security, the Client must receive the better price.

The Compliance Department will monitor trading activity for seven (7) calendar days following the preclearance approval date for conflicts of interests.

The total amount of the difference between the Access Person’s price and the Client’s price is calculated by multiplying the difference in price by the number of shares purchased or sold by the Access Person, not to exceed the number of shares purchased or sold by the Client. If the discrepancy is less than $250, the Designated Persons will decide how to resolve the situation.

Short Term Trading

The minimum holding period for Covered Securities is six (6) months. The holding period does not apply to Covered Securities owned by employees before they joined the Firm.

The holding period described above does not apply to transactions to close a legitimate hedge, provided that the underlying security being hedged has been held for the required holding period.

Prohibition on Initial Public Offerings (“IPOs”) and Short Sales

Access Persons may not participate in IPOs or effect short sales.

Private Placements

An Access Person may purchase securities in a private placement transaction (“Private Placements”) only if approval of the CCO has been obtained. This approval will be based upon a determination that the investment opportunity need not be reserved for clients, that the Access Person is not being offered the investment opportunity due to his or her employment with Baron, and other relevant factors on a case-by-case basis.

Investment personnel who have been approved to acquire securities in a private placement are required to disclose that investment when they are involved in any Baron Fund’s subsequent consideration of an investment or divestment in the issuer. In such circumstances, the investment company’s decision to purchase or sell securities of the issuer are subject to an independent review by investment personnel with no personal interest in the matter and at least one of the Designated Persons.

Because there is often no broker-dealer involved in a private placement, the employee must provide other evidence of the purchase or sale that is satisfactory to the CCO. The documentation must explain the circumstances surrounding the transaction, including the title of each security involved, the quantity of each security purchased or sold, the date of the transaction, and the price at which the transaction was executed.

Capital calls made pursuant to private investments that have already been approved do not require further pre-clearance.

Insider Trading

All Access Persons should pay particular attention to potential violations of insider trading laws. Insider trading is both unethical and illegal and would be cause for termination were it to occur. Employees are expected to familiarize themselves with the Insider Trading Policy adopted by Baron.

Exceptions to Code Restrictions

The Designated Persons may grant exemptions from the restrictions in this Code. The decision will be based on a determination that the transaction for which an exemption is requested would not result in a conflict with or violate any other policy embodied in this Code. Exceptions will likely be granted in the following cases:

1.	The transaction would be very unlikely to affect a highly liquid market (‘de minimis exemption”);

2.	The transaction is clearly not related economically to Covered Securities being considered for Purchase or Sale or Covered Securities Held or to be Acquired;

3.	Special circumstances exist and granting an exception would not be inconsistent with the provisions of the Code.

Any exemption will be evidenced in writing and will be reported to the Board of Trustees of the Baron Funds and/or the Board of Directors of BCG, as necessary.

Outside Business Activities

From time to time, Baron employees are asked to serve as directors, advisory directors, trustees or officers of various corporations, charitable organizations and foundations (collectively, “Outside Organizations”). Other involvement with Outside Organizations may include part-time jobs, charitable work or voluntary commitments. Some of these outside activities may involve participation in, or knowledge of, proposed financial investments by the Outside Organization.

While there is no absolute prohibition on an employee participating in such activities with an Outside Organization, the proposed participation must comply with all applicable policies and procedures. However, there may be circumstances in which it would not be in Baron’s best interests to allow an employee to participate in activities with an Outside Organization, even if the employee’s participation would not violate Baron’s policies and procedures. The initial consideration must be whether the activity will absorb so much of the employee’s time that it will affect his or her performance at Baron.

The most important consideration, however, is whether the outside activity will subject Baron and the employee to potential conflicts of interest. Baron’s business requires strict adherence to the highest ethical standards and the avoidance of an appearance of impropriety, conflicts of interest or the appearance of a conflict must be managed. It is impossible to anticipate every conflict of interest that may arise, but activities with Outside Organizations should be limited to those that either do not present or have the least potential of presenting conflicts of interest.

No Baron employee may be employed by, or accept compensation from, any other person as a result of any business activity, other than a passive investment, outside the scope of his or her relationship with the Firm, without the prior written approval from the Designated Persons.

Serving on Boards of Public Companies

No Access Person may serve on the board of directors of a Publicly Traded Company. This restriction does not apply to Independent Trustees or Independent Directors.

Policies on Personal Securities Transactions

Pre-Clearance Policy and Procedures

All Access Persons (other than Independent Trustees and Independent Directors who are not employees of the Firm) must pre-clear their Personal Securities Transactions in Covered Securities prior to execution, except as specifically exempted in subsequent sections of the Code.

Transactions in Covered Securities in which Access Persons have Beneficial Ownership must be pre-cleared and reported. This includes transactions in the following:

•	Stocks;

•	Preferred Stocks;

•	Convertible Securities;

•	ADRs and GDRs;

•	Fixed Income Securities;

•	Private Placements;

•	Exchange Traded Funds;

•	Exchange Traded Notes;

•	Closed- End Funds;

•	Shares issued by Unit Investment Trusts;

•	Derivatives (including options, futures, forwards, etc.); and

•	Limited partnerships and limited liability company interests.

Spouses and dependent children living in the Access Person’s household who make their own investment decisions are exempt from restrictions prohibiting purchases and sales of Securities Issued by Publicly Traded Companies, the pre-clearance requirements, the 6-month holding period, and the blackout periods. Compliance will review transactions in Covered Securities being considered for Purchase or Sale and Covered Securities Held or to be Acquired for activity that raises a question of impropriety.

All Personal Securities Transaction reporting and requests for pre-clearance must be processed through ComplySci at: https://baronfunds.complysci.com/Home/StaffMemberDashboard. The CCO or another Designated Person will evaluate and review each pre-clearance request and notification will be provided to employees through ComplySci.

If an Access Person’s proposed transaction is not approved on the day it is submitted, it may not be executed. If it is not executed on the day approval is given, the approval lapses. Approvals are only valid for the day they are given. In both cases, the proposed transaction would need to be re-entered in ComplySci for pre-clearance.

Reporting, but not pre-clearance, is required for non-volitional investment activity in the following:

•	Transactions that result from corporate actions applicable to all similar security holders, such as splits, tender offers, mergers, stock dividends, etc.; or

•	Purchases which are part of an automatic dividend reinvestment plan; or

•

Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights; and

•	Gifts of shares in Covered Securities over which the Access Person has no control.

Reporting and Certification Requirements

All Access Persons’ Personal Securities Transactions and holdings reports will be reviewed by Compliance. The records and reports created or maintained pursuant to the Code are intended solely for internal use and are confidential unless required to be disclosed to a regulatory or governmental agency.

Initial Holdings Report

Within ten (10) calendar days of the start of employment, each Access Person must list all Baron Funds, Covered Accounts, and Covered Securities held at the time of hiring in which they have beneficial ownership. You are deemed to have beneficial ownership of securities held by members of your immediately family sharing the same household (e.g., your spouse and dependent children) or by certain partnerships, trusts, corporations, or other arrangements. Statement(s) must be current as of a date not more than 45 days prior to the Access Person’s employment start date. Within ten (10) calendar days of the start of employment, each Access Person must request that all broker-dealers or banks with which he or she has managed and/or brokerage accounts send duplicate confirmations and statements of their transactions in Covered Securities to the Compliance Department. If the Access Person requests, the Compliance Department will send a standard letter to the broker-dealer or bank in question, making a request on the Access Person’s behalf.

It remains the Access Person’s responsibility, however, to ensure that the duplicate statements and confirmations are provided.

Access Persons who fail to submit the report within ten (10) calendar days of their employment start date will be prohibited from engaging in any Personal Securities Transactions until such report is submitted and may be subject to other sanctions.

New Accounts

All Access Persons must receive written permission from the Compliance Department prior to opening any new managed accounts, brokerage accounts, or any other types of accounts that may hold Covered Securities in which they have beneficial ownership. You are deemed to have beneficial ownership of securities held by members of your immediately family sharing the same household (e.g., your spouse and dependent children) or by certain partnerships, trusts, corporations, or other arrangements. Unless the account has been reported, the Access Person is prohibited from engaging in Personal Securities Transactions in the account.

Managed Accounts

Personal Securities Transactions in Managed Accounts are excluded from the restrictions on purchasing Securities Issued by a Publicly Traded Company, as well pre-clearance, holding period, restricted period and quarterly transaction reporting. Each Managed Account (not the holdings) must be included in the Annual Holdings Report. On a quarterly basis, employees will need to certify that they do not have any trading discretion in any Managed Account, will not attempt to exercise any trading discretion in the future, and will not discuss any information or recommendation regarding any Covered Security with the person or persons trading discretion over the account or provide an explanation for why they cannot make such a certification. Employees also must inform the Compliance Department of any changes to their Managed Accounts (e.g., a change to the trading discretion over the account).

Quarterly Transaction Reports

Within twenty (20) days of the end of each calendar quarter, each Access Person must submit a quarterly transaction report indicating all Personal Securities Transactions in Covered Securities made during the previous quarter.

Annual Holdings Report

On an annual basis within 30 days after December 31st of each year and/or at any other time as requested by the Firm, all Access Persons will report through ComplySci all holdings of Covered Securities and Baron Funds which such Access Person has direct or indirect Beneficial Ownership. You are deemed to have beneficial ownership of securities held by members of your immediately family sharing the same household (e.g., your spouse and dependent children) or by certain partnerships, trusts, corporations or other arrangements.

Certification Requirements

Access Persons are required to complete a Code certification upon commencement of their employment with Baron, and annually thereafter, to acknowledge and certify that they have received, reviewed, understand and will comply with the Code. In addition, all material amendments to, or any new interpretations of, the Code will be conveyed to Access Persons and require their acknowledgement of receipt and understanding. In addition, all Access Persons complete an annual compliance questionnaire, designed to identify potential conflicts of interest.

Gifts

During each calendar year, all Access Persons will report all gifts and entertainment through Complysci. No Access Person may accept any gift or other item of more than $100 in value from any person or entity that does business with the Firm without pre-approval of the CCO. Meals and entertainment that are attended by both the Access Person and a representative of the company providing the meal or entertainment are not subject to the $100 limit, however, meals and entertainment may neither be so frequent nor so extensive as to raise a question of impropriety. This restriction does not apply to Independent Trustees or Independent Directors. The Firm’s Policy Regarding Receipt of Goods and Services provides more details.

Sanctions

Depending on the severity of the infraction, Access Persons may be subject to certain sanctions for violating the Code. Sanctions may include, verbal or written warnings, letters of reprimand, suspension of personal trading activity, disgorgement and forfeiture of profits, and/or suspension or termination of employment. Material violations will be escalated to the General Counsel and subsequently reported to the Board of Trustees of the Baron Funds and or the Board of Directors of BCG, as necessary.

Communications with Independent Trustees and Independent Directors

As a regular business practice, we attempt to keep Independent Trustees and Independent Directors informed with respect to the Firm’s investment activities through reports and other information provided to them in connection with board meetings and other events.

Independent Trustees and Independent Directors do not have ongoing day to day involvement with the Baron Funds or their Adviser. Accordingly, Independent Trustees and Independent Directors are exempt from the Restrictions set forth in the Code, unless the Independent Trustee or Independent Director executed a Personal Securities Transaction involving a security about which he or she received nonpublic information in the course of fulfilling his or her official duties on the Fund or Firm Board indicating that such security was a Covered Security being considered for Purchase or Sale or a Covered Security Held or to be Acquired within a 15 day period of the transaction.

As a general matter, the Adviser does not provide the Independent Trustees or Independent Directors non-public information about Covered Securities being considered for Purchase or Sale or Covered Securities Held or to be acquired within 15 days of such transaction. However, in order to assist the Independent Trustees and Independent Directors in meeting their obligations pursuant to the Code, the Adviser will notify them whenever such non-public information is discussed at a meeting or in materials provided for a meeting.

GLOSSARY OF TERMS

“Access Person” means any Firm employee. This includes all full-time and part-time employees, consultants and contract or temporary employees (including interns) if the duration of their employment with the firm is anticipated to be greater than 90 days. It does not include custodial staff. It also includes any Independent Trustees of the Baron Funds and any Independent Directors of the Firm Board.

“Adviser” and “Advisers” have the meanings given to them in the Introduction.

“BAMCO” has the meaning given to it in the Introduction.

“Baron” has the meaning given to it in the Introduction.

“Baron Fund” and “Baron Funds” have the meanings given to them in the Introduction.

“BCI” has the meaning given to it in the Introduction.

“BCG” has the meaning given to it in the Introduction.

“BCM” has the meaning given to it in the Introduction.

“Beneficial Ownership” means the Access Person has or shares a direct or indirect pecuniary interest in the securities held in the account. Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction. You are deemed to have beneficial ownership of securities held by members of your immediately family sharing the same household (e.g., your spouse and dependent children) or by certain partnerships, trusts, corporations or other arrangements

“Board of Directors” means the Firm’s Board of Directors.

“Board of Trustees” means the Baron Funds Board of Trustees.

“Client” means any client of the Advisers, to include the Baron Funds.

“Chief Compliance Officer” means the Firm’s Chief Compliance Officer.

“Code” has the meaning given to it in the Introduction.

“Compliance Department” means the Firm’s Compliance Department.

“Compliance Science, Inc.” (“ComplySci”) means the Firm’s automated system for administration of the Code.

“Confidential Compliance Reporting” means an email address, ComplianceReporting@Baronfunds.com.

“Covered Account” means an account that holds Covered Securities in which Access Person has a beneficial ownership.

“Covered Security” means any note, stock, treasury stock, security future, bond, debenture, exchange traded fund, evidence of indebtedness, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof or exchange traded fund), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, warrant or right to subscribe to or purchase, any of the foregoing. Covered Security does not include: (i) Direct obligations of the Government of the United States; (ii) banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end mutual funds.

“Covered Security being considered for Purchase or Sale” means a Covered Security that has been recommended for purchase or sale to a Portfolio Manager, and, with respect to the person making the recommendation, when such person decides to make the recommendation, notwithstanding whether such recommendation has been made to the Portfolio Manager.

“Covered Security Held or to be Acquired” means any Covered Security that, within the most recent 15 days, is or has been held by a Client and is or has been considered for purchase by a Client.

“Designated Person” means any of the Chief Compliance Officer, President and General Counsel.

“Firm” has the meaning given to it in the Introduction.

“Firm Board” means the Firm’s Board of Directors.

“General Counsel” means the Firm’s General Counsel.

“Immediate Family Member of an Employee” means any of the following person(s) sharing the same household with the employee: spouse, civil union or domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, adoptive relationships and legal guardianships; someone who holds account(s) in which the employee is a joint owner, has trading authority, or Beneficial Ownership; and/or someone for whom the employee materially contributes to the maintenance of the household and the financial support of such person.

“Independent Director” means a director of the Firm who is not an employee of BCI, BAMCO or BCM.

“Independent Trustee” means a trustee of the Baron Funds who is not an interested person of the Baron Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (the “Investment Company Act”).

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933 (the “Securities Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act.

“Insider Trading Policy” means the Firm’s Policy on Insider Trading.

“Managed Account” means an account over which the Beneficial Owner has no discretion or direct control over the trading activity in the account.

“Personal Securities Transactions” mean (i) transactions in securities for your own account, including IRAs, and (ii) transactions in securities for an account in which you have Beneficial Ownership, unless it is a Managed Account.

“Portfolio Manager” means the person (or one of the persons) primarily responsible for the day-to-day management of a Baron Fund’s portfolio, or a Managed Baron Fund’s portfolio.

“President” means the Firm’s President.

“Publicly Traded Company” means a company that has issued securities through an initial public offering (IPO) and is traded on at least one stock exchange or the over-the-counter market.

“Research Analyst” means the person (or one of the persons) primarily responsible for recommending the Purchase or Sale of a Covered Security to a Portfolio Manager.

“Securities Issued by a Publicly Traded Company” means securities that a company offers to the general public, typically through a stock exchange or through a market maker in the over the counter market.